U.S. Securities and Exchange Commission
                           Washington, D.C. 20549

                                 Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                           SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                             BASIC ENERGY, INC.
                            --------------------


     UTAH                                                     00001748413
-------------------------------                           -----------------
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                          Identification No.)


3771 South State Street, Salt Lake City, Utah                       84115
---------------------------------------------                      -------
(Address of principal executive Offices)                         (Zip Code)

Issuer's telephone number: (801) 262-8429

Securities to be registered under Section 12(b) of the Act:

     None

Securities to be registered under Section 12(g) of the Act:

                                   COMMON
                                  -------
                              (Title of Class)


               INFORMATION REQUIRED IN REGISTRATION STATEMENT
              -----------------------------------------------

     This Form 10-SB contains certain forward-looking statements withing the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors may include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

                                   PART I
                                  -------
Item 1.   Description of the Business
-------------------------------------
     Basic Energy, Inc was originally organized on June 4, 1926 in the State of Utah under the name The M.M. Lead Company. The Company was established to pursue and develop mining operations. On February 28, 1979, the Company changed its name to M.M. Lead Company and again changed its name to Basic Energy, Inc., on February 22, 1980.

     The Company was unsuccessful in its pursuit of mining ventures and has been dormant. The Company has focused its efforts on seeking, investigating, and if warranted, acquiring an interest in a business opportunity. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity; subject to the availability of such opportunities, economic conditions and other factors.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its best judgment. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without the consent, vote, or approval of the Company's shareholders. The risks faced by the Company are further increased as a result of its lack of resources and its inability to provide a prospective business opportunity with capital.

Reports to Security Holders
---------------------------
     Prior to filing of the registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.
                                             ------------------
Sources of Opportunities
------------------------
     It is anticipated that business opportunities may be available to the Company from various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

     The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other businesses and professional people. Although the Company does not anticipate engaging professional firms specializing in business acquisitions or reorganizations, if management deems it in the best interest of the Company, such firms may be retained. In some instances, the Company may publish notices or advertisements seeking a potential business opportunity in financial or trade publications.

Criteria
--------
     The Company will not restrict its search to any particular business, industry or geographical location. The Company may acquire a business opportunity or enter into a business in any industry and in any stage of development. The Company may enter into a business or opportunity involving a "start up" or new company. The Company may acquire a business opportunity in various stages of its operation.

     In seeking a business venture, the decision of management of the Company will not be controlled by an attempt to take advantage of an anticipated or perceived appeal of a specific industry, management group, or product or industry, but will be based upon the business objective of seeking long-term capital appreciation in the real value of the Company.

     In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; the history of operations; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of the management; the potential for further research, development or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, trade or service marks, name identification; and other relevant factors.

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the ability to market products, and numerous other factors which are difficult if not impossible to analyze through the application of any objective criteria. In many instances, it is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially augment management, or other factors.

     Generally, the Company will analyze all factors in the circumstances and make a determination based upon a composite of available facts, without reliance upon any single fact as controlling.

Methods of Participation of Acquisition
---------------------------------------
     Specific business opportunities will be reviewed and, on the basis of that review, the legal structure or method of participation deemed by management to be suitable will be selected. The Company may consider structures and methods such as leases, purchase and sale agreements, licenses, joint ventures, or other contractual arrangements and may involve a reorganization, merger or consolidation transaction. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization.

Procedures
----------
     As part of the Company's investigation of business opportunities, officers and directors may meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures.

     The Company will generally request that it be provided with written materials regarding the business opportunity containing such items as: a description of product, service and company history; management resumes; financial information; available projections with related assumptions upon which they are based; an explanation of proprietary products and services; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates; relevant analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; and other information deemed relevant.

Competition
-----------
     The Company expects to encounter substantial competition in its efforts to acquire a business opportunity. The primary competition is from other companies, organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals who are interested in a business opportunity. Many of these companies and groups have substantial financial and personal resources which give such companies considerable advantage over the Company.

Employees
---------
     The Company does not currently have any employees but relies upon the efforts of its officers and directors to conduct the business of the Company.

Item 2.   Plan of Operations
----------------------------
     The Company has little cash and has experienced losses. As of June 30, 1999 the Company has -0- cash on hand. As of that date the Company had no outstanding liabilities. The Company has no material commitments for capital expenditures for the next twelve months.

     As of the date of this Form 10-SB, the Company has yet to generate positive cash flow. The Company has financed its operations primarily through the sale of common stock.

     The Company believes that its current cash needs can be met either through the sale of additional stock or through loans. However, should the Company obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling common stock of the Company.

     Management of the Company intends to actively seek business opportunities for the Company during the next twelve months.

The Year 2000 - Millennium Bug
------------------------------
     This concern, known as "The Year 2000" problem or "The Millennium Bug" is expected to affect a large number of computer systems and programs after the year 1999. The concern is that any computer function that requires a date calculation may produce errors or system failures. As a result, computer systems and/or software used by many companies will need to be upgraded to comply with "Year 2000" requirements. The Company is presently evaluating the impact of the Year 2000 issue as it affects its business operations and interfaces. To date, the Company is unaware of any situation of noncompliance that would materially adversely affect its operations or financial condition. There can be no assurance, however, that instances of noncompliance which could have a material adverse effect on the Company's operations or financial condition have been identified. Additionally, there can be no assurance that the systems of other companies with which the Company transacts business will be corrected on a timely basis, or that failure by such third party entities to correct a Year 2000 problem, or a correction which is incompatible with the Company's information systems, would not have a material adverse effect on the Company's operations or financial condition.

Item 3.   Description of Property
---------------------------------
     The Company leases 600 square feet of office space at 3771 South State Street, Salt Lake City, Utah. The lease terms are $50.00 per month, renewable at the same rate every twelve months.

Item 4.   Security Ownership of Certain Beneficial Owners and Management:
          Changes in Control
-------------------------------------------------------------------------
     The following table sets forth as of July 8, 1999, the name and the number of shares of the Registrant's Common Stock, par value $0.10 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 6,444,693 outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.


Title of       Name and Address of                Beneficial     Amount and Nature of
Class          Beneficial Owner                   Ownership      Percentage of Class
--------       -------------------------------    -----------    -------------------
Common         Ron Burnett (1)                    99,240         0.15%
               155 W. American Avenue
               Murray, Utah  84108

Common         Joe Graubard (1)                   16,600         0.26%
               23886 Corte Cajon
               Murrieta, CA 92562

Common         Jay W. Gibson (1),(3)              2,705,968      41.99%
               2405 South Poplar
               Santa Ana, CA 92704

Common         Karl Sejlass (1)                   26,000         0.4%
               2179 Blaine Avenue
               Salt Lake City, UT 84108

Common         Joyce Seigler (1)                  26,280         0.41%
               1305 So. Shelly St.
               Santa Ana, CA 92704

Common         Janet Gibson (4)                   2,705,968      41.99%
               2405 South Poplar
               Santa Ana, CA 92704


                                          6
Common         Richard S. Phillips                360,000        5.59%
               1065 S. Main
               Cedar City, UT

Common         Fred Rhyme & Winifred              801,600        12.44%
               B. Rhyme
               P.O. Box 4907
               Compton, CA 90224
------------------------------------------------------------------------------------

Common         Officers, Directors and            2,874,088      44.60%
               Nominees as a Group:
               5 persons
------------------------------------------------------------------------------------

(1)  Officer and/or director of the Company

(2) The term "beneficial owner" refers to both the power of investment (the right to buy and sell) and rights of ownership (the right to received distributions from the company and proceeds from sales of the shares). Inasmuch as these rights or shares may be held by more than one person, each person who has a beneficial ownership interest in shares is deemed the beneficial owners of the same shares because there is shared power of investment or share rights of ownership.

(3) Includes 601,654 held by Janet Gibson, his wife and 750,000 held by Jay and Janet Gibson as joint tenants.

(4) Includes 1,354,314 held by Jay Gibson, her husband and 750,000 held by Jay and Janet Gibson as joint tenants.

     There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5.   Directors, Executive Officers, Promoters and Control Persons
----------------------------------------------------------------------

     The following table sets forth as of July 1, 1999, the name, age, and position of each executive officer and director and the term of office of each director of the Company.

NAME                AGE       POSITION            DIRECTOR OR OFFICER SINCE
---------------     ----      ------------------  -------------------------
Jay W. Gibson       74        President &         June 25, 1980
                              Chairman of the
                              Board of Directors

Ron Burnett         62        Vice-President      September 15, 1990
                              & Director

                                          7

Karl Seljaas        54        Assistant           March 7, 1999
                              Vice President
                              & Director

Joyce Sigler        54        Secretary           March 7, 1999
                              & Director

Joe Graubard        76        Treasurer           February 5, 1997
                              & Director

     Each Director serves for a period of one year or until his successor is duly elected and qualified. Officers serve at the will of the Board of Directors.

     Jay W. Gibson, President and Chairman of the Board of Directors.
     ----------------------------------------------------------------
Mr. Gibson attended Occidental College in Los Angeles, California. While serving in the United States Marine Corps Reserve, he attended Officer's Candidate School and Officer's School. In 1961, he accepted a general management position with Continental Laboratories, Inc., in Denver, Colorado. After leaving Continental, he worked for the Adolf Coors Corporation in Golden, Colorado, where he spent his tenure on the development and marketing of the Golden Choice line of pet foods. Mr. Gibson left the Adolf Coors Corporation in 1968. For the next three years he served as President and Chairman of the Board of Southwestern Diversified Investors, Inc., of Salt Lake City, Utah. He then accepted a position as the General Manager of Industrial Design for Polaris Battery Company, Industrial Commercial Batteries, in Garden Grove, California. He held this position until 1977. Mr. Gibson served as Vice President and General Manager of United Energy for twelve years, he continued his tenure when the company changed its name to Basic Energy, Inc., of California. In 1984, Mr. Gibson accepted the Presidency of Basic Energy, Inc., of Utah, he also serves as Chairman of the Board of Directors.

     Ronald D. Burnett, Vice President and Director.
     -----------------------------------------------
Mr. Burnett began his career in 1958 as a sales associate with Wood Motor Oldsmobile/Cadillac of Ogden, Utah. In 1964, he accepted a management position with Burnett's Furniture and Appliance located in Murray, Utah.
He left Burnett's and became the owner and operator of Burnett's Furniture & Appliance. In 1970, he joined the management team of the Bountiful, Utah, location Menlove Dodge Toyota as the used car manager. Just two years later he accepted the same position with Bountiful Lincoln Mercury, where he was employed until 1978. Since that time Mr. Burnett has been the owner/operator of Carriage Motors & Trailer Sales.

     Joseph M. Graubard, Secretary/Treasurer and Director.
     -----------------------------------------------------
Mr. Graubard is a graduate of the University of Pittsburgh and is a Registered Professional Engineer in the State of Florida and the Commonwealth of Pennsylvania. His 40 year career in management, engineering, product management and construction management has included comprehensive experience in industry and management consulting in the United States and internationally. During his extensive consulting career Mr. Graubard has maintained a high professional perspective, having prepared and presented seminars throughout the world on the subject of project management and control, construction management, claims avoidance and contract administration. He has published various articles on the subject and presented papers at international professional conferences.

                                     8

     Mr. Graubard's corporate line management and consulting experience has included the development of long range planning functions, corporate organizations, maintenance and production management systems as well as senior in line management of a major steel corporation's engineering function and vice president of a major United States consulting firm. In addition to project and construction management and control experience, he has carried out successful consulting assignments in strategic planning, organization, production planning and control, material management, manpower planning, inventory control, maintenance and work force reduction. He has participated in over 100 assignments as a consultant, managing a majority of them. Mr. Graubard's experience covers both private and public sectors and a variety of industries, including: utility, steel, mining, paper, glass, petroleum, transportation, medical, educational, health products, pharmaceutical and commercial building. He has worked domestically throughout the United States and has been a resident and managed assignments in Italy, Zimbabwe, Venezuela and Brazil. Other assignments have been performed in Mexico, Argentina, Sweden, England, Portugal, Switzerland, United Arab Emirates, France and Thailand.
Employers have included U.S. Steel Corporation, Booz Allen & Hamilton, International Reliance Financial Group and O'Brien Kreitzberg & Associates, Inc.

     Joyce Sigler.  Secretary & Director.
     ------------------------------------
Ms. Sigler has worked for Basic Energy, Inc. of California since 1992 as the office secretary. Ms. Sigler acts as receptionist, secretary, record keeper, and does both payroll and accounts payable and receivable for the Company. Previous to working at Basic Energy Ms. Sigler worked as General Office manager and in data processing for two companies.

     Karl Seljaas.  Assistant Vice President & Director.
     ---------------------------------------------------
Mr. Seljaas brings vast experience in mining operations. He served as a smelter worker for Kennecott Copper and as Mine Superintendent for South Hecla Mining for twelve years. He was office manager for Shogun Oil for four years and most recently was owner and operator of Quality Emission in Salt Lake City.

     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

                                     9

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

          (ii)  engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6.   Executive Compensation
--------------------------------
     The following chart sets forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries' chief executive officers and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1998, the end of the Registrant's last completed fiscal year).

                                     10

                              SUMMARY COMPENSATION TABLE

                                                      Long Term Compensation
                                                      Awards
                                                       Restr
Name                                     Other        -icted         Payouts  All
and                Annual Compensation  Annua          Stock                  Other
Principal                        Bonus Compen-        Awards  Options   LTIP  Compen-
Position             Year Salary      $ sation             1    /SARs Payout  sation
-------------------------------------------------------------------------------------
Jay W. Gibson        1998      -      -      -   $26,548(2,3)       -      -       -
President & Chairman 1997      -      -      -   $29,522(2,3)       -      -       -
of the Board         1996      -      -      -    $6,260(3,4)       -      -       -

Ronald D. Burnett    1998      -      -      -        $820(5)
Vice President &     1997      -      -      -      $1,400(5)       -      -       -
Director             1996      -      -      -      $1,259(6)       -      -       -

Karl Seljaas         1998      -      -      -      $2,600(7)       -      -       -
Assistant Vice       1997      -      -      -             -        -      -       -
President & Director 1996      -      -      -             -        -      -       -
-----------------------------

(1)From 1996-1998 the stock of the Company was not traded because there was no market at that time. Therfore, an arbitrary value at par $.10 per share was used to determine compensation.

(2) On March 7, 1999, Mr. Gibson was awarded 146,290 shares for the period of June 31, 1998-March 1999, and on June 24, 1998 he was awarded 418,000 shares for January 1997-June 1998. 1998 and 1997 compensation figures are based on a monthly average of these amounts.

(3) On March 7, 1998, Mr. Gibson and his wife, Janet Y. Gibson, as joint tenants, were awarded 750,000 shares for the past 23 years of service. Additional compensation of 16,304 shares for 1998, 1997, and 1996 has been added to each year's compensation to relect this amount. The amount of shares awarded each year was determined from a yearly average of half of the total amount awarded to Mr. Gibson and his wife.

(4) ON December 28, 1996, Mr. Gibson was awarded 462,954 shares for the previous 10 years of service. 1996 compensation figures reflect one-tenth of the amount awarded.

(5) On March 7, 1999, Mr. Burnett was awarded 1,600 shares for the period of June 31, 1998-March 1999, and on June 24, 1998, he was awarded 21,000 shares for January 1997-June 1998. 1998 and 1997 compensation figures are based onn a monthly average of these amounts.

(6) Mr. Burnett was awarded 56,640 shares on December 28, 1996 for the previous 54 months of service. 1996 figures are based on a monthly average of this amount.

(7) On June 24, 1998, Mr. Seljaas was awarded 26,000 shares for trips and work at the M&M Mine as well as services for the Company.

                                     11

Joseph M. Graubard   1998      -      -      -        $620(8)       -      -       -
Treasurer & Director 1997      -      -      -      $1,000(8)       -      -       -
                     1996      -      -      -             -        -      -       -

Joyce Sigler         1998      -      -      -             -        -      -       -
Secretary & Director 1997      -      -      -             -        -      -       -
                     1996      -      -      -        $263(9)       -      -       -
----------------------------

(8) On March 7, 1999, Mr. Graubard was awarded 1,600 shares for the period of June 31, 1998-March 1999, and on June 24, 1998 he was awarded 15,000 shares for January 1997-June 1998. 1998 and 1997 compensation figures are based an a monthly average of these sums.

(9) On December 28, 1996, Ms. Sigler was awarded 26,820 shares for 10 years of service for the Company. 1996 compensation figures reflect one-tenth of this amount.
----------------------------

Compensation of Directors
-------------------------
     Compensation of Directors, Officers, and other agents is awarded by the issuance of Common Capital Restricted Shares of Stock of the Company, having a par value of ten cents per share. Stock issued is fully paid and non-assessable. The rate of compensation is $40.00 per hour for labor, thirty cents per mile for miles traveled while working for the Company, and any out of pocket expenses are also compensated at the rate of ten cents per share. All stock issued for compensation is issued by the Board of Directors.

Employment Contracts and Termination of Employment and Change in Control Arrangements
------------------------------------------------------------------------
     There are no employment contracts between the Company and any of its Officers or Directors.

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.   Certain Relationships and Related Transactions
--------------------------------------------------------
     None.

Item 8.   Description of Securities
-----------------------------------
     The Company is presently authorized to issue 20,000,000 shares of $0.10 par value Common Stock. All shares shall be of one class without series and entitling the holders thereof to equal voting rights. Such stock may be issued from time to time by the Board of Directors without action of the shareholders for such considerations, whether money, property or service, and on such terms as may be in the sole judgment of the Board of Directors as to the value.

                                     12



     As of the date of this registration Statement, the Company has outstanding 6,444,693 shares of its Common Stock, all of which is validly issued, fully paid and nonassessable. Holders of the Company's Common Stock are entitled to receive dividends when declared by the Board of Directors out of funds legally available therefore. Any such dividends may be paid in cash, property or shares of the Company's Common Stock. The Company has not paid any dividends since its inception. All dividends will be subject to the discretion of the Company's Board of Directors, and will depend upon, among other things, the operating and financial condition of the Company, its capital requirements and general business conditions. Therefore, there can be no assurance that any dividends on the Company's Common Stock will be paid in the future.

     All shares of the Company's Common Stock have equal voting rights and, when validly issued and outstanding will have one vote per share on all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, and a quorum for shareholder meetings shall result from a majority of the issued and outstanding shares of Common Stock present, in person or by proxy at any legally convened shareholders' meeting at which the Board of Directors is to be elected, will be able to elect all directors and the minority shareholders will not be able to elect a representative to the Board of Directors.

     Shares of the Company's Common Stock have no pre-emptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. Each share of the Company's Common Stock is entitled to share pro rata any assets available for distribution to holders of its equity securities upon liquidation of the Company.

     The Company has appointed Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, as the transfer agent and registrar for the Company's securities.

                                  PART II
                                  --------

Item 1. Market price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.
---------------------------------------------------------------------------
     At present, the Company's shares are not traded publicly. There is no assurance that a trading market will develop, if developed, that it will be sustained. As of July 8, 1999, the Company had 162 shareholders holding 6,444,693 shares of common stock. Of the issued and outstanding common stock, 1,182,910 shares are free trading, the balance are restricted stock as that term is used in Rule 144. The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Utah law.

Item 2.   Legal Proceedings
---------------------------
     No legal proceedings are threatened or pending against the Company or any of its officers or directors. Further, none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

                                     13

Item 3.   Changes in and Disagreements with Accountants
-------------------------------------------------------
     None.

Item 4.   Recent Sale of Unregistered Securities
------------------------------------------------

     a)   Date of Sale        Title               Amount of Securities Sold
     -------------------      ----------          -------------------------
     March 7, 1999            Common                               899,490
     June 24, 1998            Common                               782,270
     December 28, 1996        Common                             1,289,723

           b) The securities were not publicly offered. The securities were issued as compensation for services rendered to the Company.

           c) The Company received services valued at the rate of $40.00 per hour for labor, thirty cents per mile for miles traveled, and out of pocket expenses, as determined by the Board of Directors on March 3, 1997.

           Before March 3, 1997, the rate of compensation was $16.00 per hour and twenty cents per mile for miles traveled as determined by the Board of Directors on 15th day of September 1996.

     d. The Company relied upon section 4(2) of the Securities Act of 1933 to effect the sale of the shares. All shares were sold in private transactions not involving any public solicitation or offering.

     e.   There were no cash proceeds from the sale of shares.

Item 5.   Indemnification of Directors and Officers
---------------------------------------------------
     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

          (a) Section 16-10a-901 et. seq. of the Utah Revised Business Corporation Act provides that each corporation shall have the following powers:

     16-10a-902.  Authority to indemnify directors.

      1. Except as provided in Subsection (4), a corporation may indemnify an individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding if:

                                     14

          (a) his conduct was in good faith; and

          (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

          (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

      2. A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interest of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection
          (1)(b).

      3. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.


      4. A corporation may not indemnify a director under this section:

               (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

               (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

      5. Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     Section 16-10a-903.  Mandatory indemnification of directors.

          Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

     Section 16-10a-907. Indemnification of officers, employees, fiduciaries, and agents.

          Unless a corporation's articles of incorporation provide otherwise:

               (1) an officer of the corporation is entitled to mandatory indemnification under Section 16-10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a director.


                                     15

               (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a directors; and

               (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or by contract.

     The Company's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Utah Business Corporation Act.

                                     16


                                  PART F/S

                             BASIC ENERGY, INC.
                       (A Development Stage Company)

                       INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants

Balance Sheets June 30, 1999,1998 and 1997

Statements of Operations Accumulated June 4, 1926(inception) to June 30, 1999, and for the years June 30, 1999, 1998, and 1997.

Statements of Stockholders' Equity (Deficit) for the period from June 4, 1926 (inception) to June 30, 1999.

Statements of Cash Flows Accumulated from June 4, 1926 (inception) to June 30, 1999 and the Years ended June 30, 1999, 1998 and 1997.

Notes to the Financial Statements

                                     17

                                  PART III
                                -----------

Item 1. Index and Description of Exhibits
-----------------------------------------

Exhibit
Number              Title of Document                       Location
--------            ------------------------                ---------------
2.01                Articles of Incorporation               See Attached

2.02                Certificate of Amendment                See Attached

2.03                Articles of Amendment                   See Attached

2.04                Bylaws                                  See Attached

27                  Financial Data Schedule                 See Attached
---------------------------------------------------------------------------
---------------------------------------------------------------------------

                                 SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                                        Basic Energy, Inc.


Date: October 13, 1999                  By: /s/ Jay W. Gibson
                                        ----------------------------
                                        Jay W. Gibson
                                        President

Date: October 13, 1999                  By: /s/ Joe Graubard
                                        ----------------------------
                                        Joe Graubard
                                        Treasurer



                                     18


                                  PART III
                                  --------

Item 1. Index and Description of Exhibits
-----------------------------------------

Exhibit
Number              Title of Document             Location
----------          ---------------------------   ------------------
2.01                Articles of Incorporation     See Attached

2.02                Certificate of Amendment      See Attached

2.03                Articles of Amendment         See Attached

2.04                Bylaws                        See Attached

27                  Financial Data Schedule       See Attached

--------------------------------------------------------------------

--------------------------------------------------------------------


                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                        Basic Energy, Inc.


Date: October 13, 1999                  By: /s/ Jay w. Gibson
                                        --------------------------
                                        Jay W. Gibson
                                        President


Date: October 13, 1999                  By: /s/ Joe Graubard
                                        --------------------------
                                        Joe Graubard
                                        Treasurer


                                     19






                             Basic Energy, Inc.
                       (A Development Stage Company)

                            Financial Statements

                        June 30, 1999, 1998 and 1997

/Letterhead/
                           Schvaneveldt & Company
                        Certified Public Accountant
                     275 East South Temple, Suite #300
                         Salt Lake City, Utah 84111
                          (801) 521-2392 Telephone


Darrell T. Schvaneveldt, C.P.A.


                        Independent Auditors Report
                        ----------------------------
Board of Directors
Basic Energy, Inc.
(A Development Stage Company)

I have audited the accompanying balance sheets of Basic Energy, Inc., as of June 30, 1999, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the years ended June 30, 1999, 1998 and 1997, and the period June 4, 1926 (Inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Basic Energy, Inc., as of June 30, 1999, 1998 and 1997, and the results of its operations and its cash flows for the years ended June 30, 1999, 1998 and 1997, and the period June 4, 1926 (Inception) to June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #4 to the financial statements, the Company has an accumulated deficit and a negative net worth at June 30, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






/S/ Schvaneveldt & Company
Salt Lake City, Utah
July 14, 1999

                                        2

                               Basic Energy, Inc.
                          (A Development Stage Company)
                                 Balance Sheets
                          June 30, 1999, 1998 and 1997


                                                     June          June         June
                                                 30, 1999      30, 1998     30, 1997
                                              ------------  ------------ ------------
          Assets

Current Assets                                $      -0-    $      -0-   $       -0-
--------------                                ------------  ------------ ------------
                                              $      -0-    $      -0-   $       -0-
                                              ============  ============ ============
          Liabilities & Stockholders' Equity

Current Liabilities
-------------------
   Accounts Payable                            $      -0-    $      -0-   $       -0-

Stockholders' Equity
--------------------
  Common Stock, 20,000,000 Shares
    Authorized at $0.10 Par Value;
    6,444,693 Shares, 5,545,203 Shares, and
    4,762,933 Shares Issued and Outstanding
    Respectively                                  644,469       554,520       476,293
  Paid In Capital                                  42,741        42,741        42,741
  Deficit Accumulated During
    the Development Stage                      (  687,210)   (  597,261)  (   519,034)
                                              ------------  ------------  ------------
      Total Stockholders' Equity                      -0-           -0-           -0-
                                              ------------  ------------  ------------
      Total Liabilities
      & Stockholders' Equity                  $      -0-    $      -0-    $       -0-
                                              ============  ============  ============

 The accompanying notes are an integral part of these financial statements
                                     3

                             Basic Energy, Inc.
                       (A Development Stage Company)
   Accumulated from the Period June 4, 1926 (Inception) to June 30, 1999 and for the years June 30, 1999, 1998 and 1997


                                   Accumulated         1999        1998         1997
                                     ----------   ----------  ----------   ----------
Revenues                             $     -0-    $     -0-   $     -0-    $     -0-
--------

Expenses
--------
  General & Administrative Expenses    627,210       89,949      78,227      128,289
  Loss on Mining Claims                 60,000          -0-         -0-          -0-
                                     ----------   ----------  ----------   ----------
     Total Expenses                    687,210       89,949      78,227      128,289
                                     ----------   ----------  ----------   ----------
     Net Loss                        ($687,210)   ($ 89,949)  ($ 78,227)   ($128,289)
                                     ==========   ==========  ==========   ==========
     Loss Per Share                               ($    .01)  ($    .02)   ($    .04)

     Weighted Average Shares
     Outstanding                                  5,994,958   4,718,766    3,291,564

 The accompanying notes are an integral part of these financial statements
                                     4

                             Basic Energy, Inc.
                       (A Development Stage Company)
                     Statement of Stockholders' Equity
                 June 4, 1926 (Inception) to June 30, 1999


                                           Common Stock         Paid In  Accumulated
                                        Shares       Amount     Capital      Deficit
                                     ------------------------------------------------
Balance, June 4, 1926 (Inception)          -0-    $     -0-   $     -0-    $     -0-

Shares Issued for Mining Claims        600,000       60,000

Shares Issued for Cash                   8,475          848

Loss for Year Ended June 30, 1927                                          (     848)

Shares Issued for Cash                  10,750        1,075

Loss for Year Ended June 30, 1928                                          (   1,075)

Shares Issued for Cash                  93,311        9,331

Loss for Year Ended June 30, 1929                                          (   9,331)

Shares Issued For Cash                 112,456       11,246

Loss for Year Ended June 30, 1930                                          (  11,245)

Loss for Year Ended June 30, 1931                                          (      35)

Loss for Year Ended June 30, 1932                                          (      35)

Loss for Year Ended June 30, 1933                                          (      35)

Loss for Year Ended June 30, 1934                                          (      35)

Loss for Year Ended June 30, 1935                                          (      35)

Loss for Year Ended June 30, 1936                                          (      35)

Cash Received from Share Assessment                                 363

Shares Canceled for Non Payment of
Assessment                           ( 423,780)   (  42,378)     42,378

Shares Issued for Cash                  26,144        2,614

   The accompanying notes are an integral part of these financial statements
                                    5


                                 Basic Energy, Inc.
                            (A Development Stage Company)
                    Statement of Stockholders' Equity -Continued-
                      June 4, 1926 (Inception) to June 30, 1999


                                            Common Stock        Paid In  Accumulated
                                        Shares       Amount     Capital      Deficit
                                     ------------------------------------------------
Loss for Year Ended June 30, 1937                                          (  62,767)

Loss for Year Ended June 30, 1938                                          (      35)

Loss for Year Ended June 30, 1939                                          (      35)

Shares Issued for Cash                   1,000          100

Loss for Year Ended June 30, 1940                                          (      35)

Shares Issued for Cash                   2,500          250

Loss for Year Ended June 30, 1941                                          (     245)

No Activity from 1942 to 1979
Taxes Paid by Officer                                                      (   1,330)

Shares Issued for Debt & Services       80,000        8,000

Loss for Year Ended June 30, 1980                                          (   6,670)

Shares issued for Debt & Services      898,200       89,820

Loss for Year Ended June 30, 1981                                          (  89,820)

Shares Issued for Debt & Services      210,000       21,000

Loss for Year Ended June 30, 1982                                          (  21,000)

Shares Issued for Debt & Services       26,244        2,624

Loss for Year Ended June 30, 1983                                          (   2,624)

Loss for Year Ended June 30, 1984                                          (     110)

Loss for Year Ended June 30, 1985                                          (     110)

Shares Issued for Debt & Services    1,140,500      114,050


 The accompanying notes are an integral part of these financial statements

                                     6

                             Basic Energy, Inc.
                       (A Development Stage Company)
               Statement of Stockholders' Equity -Continued-
                 June 4, 1926 (Inception) to June 30, 1999

                                            Common Stock        Paid In  Accumulated
                                        Shares       Amount     Capital      Deficit
                                     ------------------------------------------------
Loss for Year Ended June 30, 1986                                          ( 113,830)

Loss for Year Ended June 30, 1987                                          (     110)

Shares Issued for Debt & Services      425,000       42,500

Loss for Year Ended June 30, 1988                                          (  42,390)

Loss for Year Ended June 30, 1989                                          (     110)

Shares Issued for Debt & Services      262,410       26,241

Loss for Year Ended June 30, 1990                                          (  26,155)

Loss for Year Ended June 30, 1991                                          (     110)

Loss for Year Ended June 30, 1992                                          (     110)

Loss for Year Ended June 30, 1993                                          (     110)

Loss for Year Ended June 30, 1994                                          (     110)

Loss for Year Ended June 30, 1995                                          (     110)

Loss for Year Ended June 30, 1996                                          (     110)

Shares Issued for Debt & Services    1,289,723      128,972

Loss for Year Ended June 30, 1997                                          ( 128,289)
                                     ------------------------------------------------
Balance, June 30, 1997               4,762,933      476,293      42,741    ( 519,034)

Shares Issued for Debt & Services      782,270       78,227

Loss for Year Ended June 30, 1998                                          (  78,227)
                                     ------------------------------------------------
Balance, June 30, 1998               5,545,203      554,520      42,741    ( 597,261)

Shares Issued for Cost & Services      899,490       89,949

 The accompanying notes are an integral part of these financial statements
                                     7

                             Basic Energy, Inc.
                       (A Development Stage Company)
               Statement of Stockholders' Equity -Continued-
                 June 4, 1926 (Inception) to June 30, 1999

                                           Common Stock         Paid In  Accumulated
                                        Shares       Amount     Capital      Deficit
                                     ------------------------------------------------
Loss for Year Ended June 30, 1999                                          (  89,949)
                                     ------------------------------------------------
Balance, June 30, 1999               6,444,693    $ 644,469   $  42,741    ($687,210)
                                     ===============================================


 The accompanying notes are an integral part of these financial statements
                                     8


                             Basic Energy, Inc.
                       (A Development Stage Company)
                          Statements of Cash Flows
         Accumulated from June 4, 1926 (Inception) to June 30, 1999 and the Years Ended June 30, 1999, 1998 and 1997

                                       Accumulated       1999       1998        1997
                                         ---------- ---------- ----------  ----------
Cash Flows from Operating Activities
------------------------------------
  Net Loss                               ($687,210) ($ 89,949) ($165,288)  ($128,289)
  Adjustments to Reconcile Net Loss to
      Cash Used by Operating Activities;
     Non Cash                              601,384     89,949    165,288     128,289
     Loss on Mining Claim                   60,000        -0-        -0-         -0-
                                         ---------- ---------- ----------  ----------
     Cash Used from Operating Activities (  25,826)       -0-        -0-         -0-

Cash Flows from Investing Activities           -0-        -0-        -0-         -0-
------------------------------------     ---------- ---------- ----------  ----------

Cash Flows from Financial Activities
------------------------------------
  Proceeds from Sale of Common Stock        25,463        -0-        -0-         -0-
  Proceeds from Assessment on
   Common Stock                                363        -0-        -0-         -0-
                                         ---------- ---------- ----------  ----------
     Cash Provided from Financing
     Activities                             25,826        -0-        -0-         -0-
                                         ---------- ---------- ----------  ----------
     Increase (Decrease) in Cash               -0-        -0-        -0-         -0-

     Cash at Beginning of Period               -0-        -0-        -0-         -0-
                                         ---------- ---------- ----------  ----------
     Cash at End of Period               $     -0-  $     -0-  $     -0-   $     -0-
                                         ========== ========== ==========  ==========
Disclosures for Operating Activities
------------------------------------
  Interest                               $     -0-  $     -0-  $     -0-   $     -0-
  Taxes                                        -0-        -0-        -0-         -0-


 The accompanying notes are an integral part of these financial statements
                                     9

                             Basic Energy, Inc.
                       (A Development Stage Company)
                       Notes to Financial Statements

NOTE #1 - Organization
----------------------
The Company was organized on June 4, 1926 under the laws of the state of Utah using the name of M.M. Lead Company. On February 22, 1980 a
Certificate of Amendment was filed with the state of Utah changing the name to Basic Energy, Inc. The Company has been dormant for many years and is considered to be a development stage company.

NOTE #2 - Significant Accounting Policies
-----------------------------------------
A.   The Company uses the accrual method of accounting.
B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customer.
C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.
E.   Estimates:   The preparation of the financial statements in conformity
     with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE #3 - Stockholders' Equity
------------------------------
Common Stock

Upon Incorporation the Company had 1,000,000 shares of common stock authorized with a par value of $0.10 per share. On February 28, 1979 the Articles of Incorporation were changed authorizing 20,000,000 shares with a par value of $0.10 per share.

The Company issued 600,000 shares of its common stock to acquire mining claims in 1926. In 1937, the Company wrote the claims off as having no value.

The Company has issued 6,013,837 shares at $0.10 per share for services and out of pocket expense to its officers and directors from time to time.

The shares issued in 1926 were assessable, and in 1937 the 600,000 shares were assessed at $.001 per share, 423,780 shares did not pay the assessment and were canceled.

                                     10



                             Basic Energy, Inc.
                       (A Development Stage Company)
                 Notes to Financial Statements -Continued-

NOTE #4 - Going Concern
-----------------------

The Company has no assets and no operations from which it can obtain working capital. The Company recognizes that it must find a source of working capital or the Company may not be able to continue its existence.

NOTE #5 - Income Taxes
----------------------
The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate. Changes in majority control of the Company will have negative impact upon the Company's ability to utilize net operations loss carryforwards.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal revenue Codes are met. These losses are as follows:


                      Year of Loss      Amount       Expiration Date
                     -------------      ---------    -------------
                      1980 to 1999      $ 600,054     2000 to 2020

     Current Tax Asset Value of Net Operating Loss Carryforwards
      at Current Prevailing Federal Tax Rate                     $ 204,018
     Evaluation Allowance                                          204,018
                                                                 ---------
          Net Tax Asset                                          $     -0-
          Current Income Tax Expense                                   -0-
          Deferred Income Tax Benefit                                  -0-

NOTE #6 - New Technical Pronouncements
--------------------------------------
In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended December 31, 1998.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ended December 31, 1998. Adoption of SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

                                     11




                             Basic Energy, Inc.
                       (A Development Stage Company)
                 Notes to Financial Statements -Continued-

NOTE #6 - New Technical Pronouncements -Continued-
---------------------------------------------------

In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal years ended December 31, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.


                                     12